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                        SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                            ----------------------

                               SCHEDULE 14D-9
                              (AMENDMENT NO. 2)

                      SOLICITATION/RECOMMENDATION STATEMENT
                       PURSUANT TO SECTION 14(d)(4) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            ----------------------

                           SCOTSMAN INDUSTRIES, INC.
                           (NAME OF SUBJECT COMPANY)


                           SCOTSMAN INDUSTRIES, INC.
                    (NAME OF PERSON(S) FILING STATEMENT)

                            ----------------------

                   COMMON STOCK, PAR VALUE $.10 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                 809340 10 2
                          -------------------------
                    (CUSIP NUMBER OF CLASS OF SECURITIES)

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                              DONALD D. HOLMES
                           VICE PRESIDENT-FINANCE
                           820 FOREST EDGE DRIVE
                         VERNON HILLS, ILLINOIS  60061
                               (847) 215-4500
  (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                                COPIES TO:

                              THOMAS A. COLE
                             STEVEN SUTHERLAND
                              SIDLEY & AUSTIN
                         ONE FIRST NATIONAL PLAZA
                          CHICAGO, ILLINOIS 60603
                              (312) 853-7000

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     The Solicitation/Recommendation Statement on Schedule 14D-9 originally filed on July 9, 1999 and amended on July 15, 1999 (as amended, the "Schedule 14D-9"), by Scotsman Industries, Inc., a Delaware corporation (the "Company"), related to an offer by Berisford Acquisition Corporation (the "Offeror"), a Delaware corporation and a wholly owned subsidiary of Welbilt Corporation, a Delaware corporation ("Parent"), which is indirectly wholly owned by Berisford plc, a public limited company organized under the laws of England and Wales ("Berisford"), to purchase all outstanding shares of common stock, par value $0.10 per share ("Shares"), of the Company. All capitalized terms used herein but not defined herein have the respective meanings set forth in the Schedule 14D-9.

ITEM 3.  IDENTITY AND BACKGROUND.

     The response to Item 3 is hereby amended by adding the following after the final paragraph of Section (b)(2), Certain Background Information, of
Item 3 of the Schedule 14D-9:

     At a telephone meeting of the Company's Board of Directors on July 16, 1999, the Board reviewed the current status of the inquiries received from the First Company and the Second Company. The Board noted that at such time neither the First Company nor the Second Company had made an offer to acquire the Company, but that the Merger Agreement could nevertheless be read, in effect, to require the Board to take a position with respect to such inquiries. Accordingly, the Board on July 16 determined (based upon the absence of an offer at such time from either the First Company or the Second Company) to recommend against a transaction with the First Company and/or the Second Company. When and if an offer is made by the First Company and/or the Second Company, the Board of Directors will assess it and determine what, if any, position it will take with respect thereto. The Board's July 16 determination in no way modifies or changes the Board's current approval and recommendation of the Offer.

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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                    SCOTSMAN INDUSTRIES, INC.

                                    By:  /s/ Richard C. Osborne
                                        ----------------------------
                                        Name:  Richard C. Osborne
                                        Title: Chairman of the Board, President
                                               and Chief Executive Officer


Dated: July 16, 1999




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